Exhibit 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Digirad Corporation (“Digirad” or “we”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Digirad common stock (the “Common Stock”) and the Digirad 10.0% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”), each with a par value per share of $0.0001.
The following summary of the terms and provisions of the Common Stock and the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of Digirad’s Restated Certificate of Incorporation, including the Certificate of Designations for the Series A Preferred Stock, which supplements Digirad’s Restated Certificate of Incorporation by classifying the Series A Preferred Stock.
Authorized Digirad Capital Stock
Digirad’s Restated Certificate of Incorporation authorizes the issuance of 40,000,000 shares of capital stock, consisting of 30,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, each with a par value per share of $0.0001. Of the authorized preferred stock, 8,000,000 shares of preferred stock have been designated Series A Preferred Stock, 500,000 shares of preferred stock have been designated as Series B Participating Preferred Stock, and 1,500,000 shares of preferred stock remain undesignated. There are no shares of Series B Participating Preferred Stock outstanding.
Common Stock
Voting Rights
Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by Digirad stockholders. The holders of Common Stock are not entitled to cumulate voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.
Dividends
Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of Digirad preferred stock, holders of Common Stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by Digirad’s board of directors out of funds legally available therefor. We are currently not permitted to pay any dividends on our Common Stock, because we have unpaid accrued dividends on our Series A Preferred Stock. Pursuant to the terms of the Series A Preferred Stock (as described below), until we pay all dividends that are due and payable on the Series A Preferred Stock, we will be unable to pay dividends on our Common Stock.
Liquidation
In the event of Digirad’s liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any of Digirad’s outstanding preferred stock.

Rights and Preferences
Digirad’s Common Stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to Common Stock. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Digirad preferred stock that Digirad may designate and issue in the future.
Fully Paid and Nonassessable
All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.
Listing
Our Common Stock is listed on the NASDAQ Global Market under the symbol “DRAD”.
Digirad Series A Preferred Stock
Digirad’s board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by Digirad stockholders. Digirad’s board of directors can also increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding) the number of shares of any series of preferred stock, without any further vote or action by Digirad stockholders. Digirad’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock or other series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Digirad.
All outstanding shares of Series A Preferred Stock are validly issued, fully paid and nonassessable. Digirad’s board of directors may, without the approval of holders of the Series A Preferred Stock or Common Stock, designate additional series of authorized preferred stock ranking junior to the Series A Preferred Stock or designate additional shares of the Series A Preferred Stock and authorize the issuance of such shares. Designation of preferred stock ranking senior to the Series A Preferred Stock will require approval of the holders of Series A Preferred Stock, as described below in “Voting Rights.”
No Sinking Fund
The Series A Preferred Stock is not subject to any sinking fund.
Listing
The Series A Preferred Stock is listed on the NASDAQ Global Market under the symbol “DRADP”.
Dividends
Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if, authorized by Digirad’s board of directors (or a duly authorized committee of Digirad board of directors) and declared by Digirad, out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of 10.0% per annum of the liquidation preference of $10.00 per share (equivalent to a fixed annual amount of $1.00 per share).

Dividends are payable quarterly, in arrears, on the last calendar day of March, June, September and December (each a “dividend payment date”); provided that if any dividend payment date is not a business day, then the dividend that would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day and no interest, additional dividends or other sums will accrue on the amount so payable for the period from and after that dividend payment date to that next succeeding business day.
To date no dividends have been paid on the Series A Preferred Stock and as a result, cumulative dividends will continue to accrue as part of the liquidation value of the Series A Preferred Stock.
Dividends will be payable to holders of record as they appear in Digirad’s stock records for the Series A Preferred Stock at the close of business on the corresponding record date, which shall be the first day of each month in which a quarterly dividend is to be paid, whether or not a business day (each, a “dividend record date”). As a result, holders of shares of Series A Preferred Stock will not be entitled to receive dividends on a dividend payment date if such shares were not issued and outstanding on the applicable dividend record date. Digirad’s board of directors will not authorize, declare, pay or set apart for payment any dividends on shares of Series A Preferred Stock at any time that the terms and provisions of any of Digirad’s agreements, including any agreement relating to Digirad’s indebtedness, prohibits that action or provides that the authorization, declaration, payment or setting apart for payment of those dividends would constitute a breach of or a default under any such agreement, or if such action is restricted or prohibited by law.
Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accumulate whether or not restrictions exist in respect thereof, whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not Digirad declares such dividends. Accumulated but unpaid dividends on the Series A Preferred Stock will not bear interest, and holders of the Series A Preferred Stock will not be entitled to any distributions in excess of full cumulative dividends described above. Except as stated in the two paragraphs below, no dividends will be declared and paid or set apart for payment on any Common Stock or any series or class of equity securities ranking junior to the Series A Preferred Stock (other than a dividend in shares of Common Stock or in shares of any other class of stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment of those dividends is set apart for such payment) on the Series A Preferred Stock for all past dividend periods.
If Digirad does not declare and either pay or set apart for payment the full cumulative dividends on the Series A Preferred Stock and all shares of capital stock that are equal in rank with Series A Preferred Stock, the amount which Digirad has declared will be allocated ratably to the Series A Preferred Stock and to each series of shares of capital stock equal in rank so that the amount declared for each share of Series A Preferred Stock and for each share of each series of capital stock equal in rank is proportionate to the accrued and unpaid dividends on those shares.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment is set apart for payment) for all past dividend periods, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be declared and paid or declared and set apart for payment nor shall any other distribution be declared and made upon Common Stock, or any of Digirad’s other capital stock ranking junior to or equal with the Series A Preferred Stock as to dividends or upon liquidation, nor shall Digirad redeem, purchase, or otherwise acquire for any consideration (or pay or make any monies available for a sinking fund for the redemption of any such shares) any shares of Common Stock, or any other shares of Digirad capital stock ranking junior to or equal with the Series A Preferred Stock as to dividends or upon liquidation.
Holders of shares of the Series A Preferred Stock are not entitled to any distribution, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series A Preferred Stock as described above. Any dividend payment made on the Series A Preferred Stock will first be credited against the earliest accumulated but unpaid dividends on the Series A Preferred Stock will accumulate as of the dividend payment date on which they first become payable.
Redemption
No Mandatory Redemption
The Series A Preferred Stock is perpetual preferred stock, and Digirad is not required to provide for the mandatory redemption of the Series A Preferred Stock at any time, other than upon a Change of Control Triggering Event as defined and described below.
Optional Redemption
The Series A Preferred Stock will not be redeemable prior to September 10, 2024. On and after September 10, 2024, at Digirad’s sole option upon not less than 30 nor more than 60 days’ written notice, Digirad may redeem shares of the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $10.00 per share, plus an amount equal to all accumulated and unpaid dividends thereon to, but excluding, the date fixed for redemption, without interest. Holders of Series A Preferred Stock to be redeemed must then surrender such Series A Preferred Stock at the place designated in the notice. Upon surrender of the Series A Preferred Stock, the holders will be entitled to the redemption price thereon to, but excluding the date fixed for redemption, without interest. If notice of redemption of any shares of Series A Preferred Stock has been given and if Digirad has deposited the funds necessary for such redemption with the paying agent for the benefit of the holders of any of the shares of Series A Preferred Stock to be redeemed, then from and after the date of such deposit dividends will cease to accumulate on those shares of Series A Preferred Stock, those shares of Series A Preferred Stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed shall be selected ratably by lot or by any other fair and equitable method that Digirad’s board of directors may choose.

Unless full cumulative dividends for all applicable past dividend periods on all shares of Series A Preferred Stock and any shares of stock that rank on parity with regards to dividends and upon liquidation have been or contemporaneously are declared and paid (or declared and a sum sufficient for payment set apart for payment for all past dividend periods), no shares of Series A Preferred Stock will be redeemed. In such event, Digirad also will not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchange for Digirad capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation). However, the foregoing shall not prevent Digirad from purchasing shares pursuant to its Restated Certificate of Incorporation or from acquiring shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock and any shares of stock that rank on parity with regards to dividends and upon liquidation. So long as no dividends are in arrears, Digirad will be entitled at any time and from time to time to repurchase shares of Series A Preferred Stock in open-market transactions duly authorized by the Digirad board of directors and effected in compliance with applicable laws.
Digirad will deliver a notice of redemption, by overnight delivery, by first class mail, postage prepaid or electronically to holders thereof, or request Digirad’s agent, on behalf of Digirad, to promptly do so by overnight delivery, by first class mail, postage prepaid or electronically. The notice will be provided not less than 30 nor more than 60 days prior to the date fixed for redemption in such notice. Each such notice will state: (A) the date for redemption; (B) the number of Series A Preferred Stock to be redeemed; (C) the CUSIP number for the Series A Preferred Stock; (D) the applicable redemption price on a per share basis; (E) if applicable, the place or places where the certificate(s) for such shares are to be surrendered for payment of the price for redemption; (F) that dividends on the Series A Preferred Stock to be redeemed will cease to accumulate from and after such date of redemption; and (G) the applicable provisions of Digirad’s charter under which such redemption is made. If fewer than all shares held by any holder are to be redeemed, the notice delivered to such holder will also specify the number of Series A Preferred Stock to be redeemed from such holder or the method of determining such number. Digirad may provide in any such notice that such redemption is subject to one or more conditions precedent and that Digirad will not be required to affect such redemption unless each such condition has been satisfied at the time or times and in the manner specified in such notice. No defect in the notice or delivery thereof shall affect the validity of redemption proceedings, except as required by applicable law.
If a redemption date falls after a record date and prior to the corresponding dividend payment date, however, each holder of Series A Preferred Stock at the close of business on that record date shall be entitled to the dividend payable on such shares on the corresponding dividend payment date notwithstanding the redemption of such shares before the dividend payment date.

Change of Control
If a Change of Control Triggering Event occurs with respect to the Series A Preferred Stock, unless Digirad has exercised its option to redeem such Series A Preferred Stock as described above, holders of the Series A Preferred Stock will have the right to require Digirad to redeem (a “Change of Control Redemption”) the Series A Preferred Stock at a price equal to the liquidation preference of $10.00 per share, plus an amount equal to any accumulated and unpaid dividends up to but excluding the date of payment, but without interest (a “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at Digirad’s option, prior to any Change of Control Triggering Event, but after public announcement of the transaction that constitutes or may constitute the Change of Control Triggering Event, Digirad will mail a notice to holders of Series A Preferred Stock, describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to redeem such Series A Preferred Stock on the date specified in the applicable notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (a “Change of Control Payment Date”). The notice will, if mailed prior to the date of consummation of the Change of Control Triggering Event, state that the Change of Control Redemption is conditioned on the Change of Control Triggering Event occurring on or prior to the applicable Change of Control Payment Date.
On each Change of Control Payment Date, Digirad will, to the extent lawful:
● redeem all Series A Preferred Stock or portions of Series A Preferred Stock properly tendered pursuant to the applicable Change of Control Redemption;
● deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Series A Preferred Stock properly tendered; and
● deliver or cause to be delivered to the paying agent the Series A Preferred Stock properly accepted together with an officers’ certificate stating the Series A Preferred Stock being redeemed.
Digirad will not be required to make a Change of Control Redemption upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by Digirad and the third party redeems all Series A Preferred Stock properly tendered and not withdrawn under its offer.
Digirad will comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the redemption of the Series A Preferred Stock as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Redemption provisions of the Series A Preferred Stock, Digirad will comply with those securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Redemption provisions of the Series A Preferred Stock by virtue of any such conflict.
For purposes of the foregoing discussion of the redemption of the Series A Preferred Stock at the option of the holders, the following definitions are applicable.
“Capital Stock” of a corporation means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of such corporation.

“Change of Control Triggering Event” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of Digirad’s assets and the assets of its subsidiaries, taken as a whole, to any Person, other than Digirad or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of Digirad’s outstanding Voting Stock or other Voting Stock into which Digirad’s Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (3) Digirad consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Digirad, in any such event pursuant to a transaction in which any of Digirad’s outstanding Voting Stock or the Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of Digirad Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving Person or any direct or indirect parent company of the surviving Person immediately after giving effect to such transaction; (4) the first day on which a majority of the members of our board of directors are not Continuing Directors; or (5) the adoption of a plan relating to Digirad’s liquidation or dissolution. Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control Triggering Event under clause (2) above if (i) Digirad becomes a direct or indirect wholly-owned subsidiary of a holding company and (ii)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of Digirad’s Voting Stock immediately prior to that transaction or (B) immediately following that transaction no Person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of such holding company.
“Continuing Directors” means, as of any date of determination, any member of Digirad’s board of directors who (A) was a member of such board of directors on the date the Series A Preferred Stock was issued or (B) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the continuing directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of a proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).
“Person” has the meaning given thereto in Section 13(d)(3) of the Exchange Act.
“Voting Stock” means, with respect to any specified Person that is a corporation as of any date, the Capital Stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

Liquidation Preference
In the event of Digirad’s voluntary or involuntary liquidation, dissolution or winding up, the holders of shares of Series A Preferred Stock will be entitled to be paid, out of our assets legally available for distribution to Digirad stockholders, a liquidation preference of $10.00 per share, plus an amount equal to any accumulated and unpaid dividends to, but excluding, the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of Digirad capital stock that ranks junior to the Series A Preferred Stock as to liquidation rights. If Digirad’s assets legally available for distribution to stockholders are insufficient to pay in full the liquidation preference on the Series A Preferred Stock and the liquidation preference on any shares of preferred stock equal in rank with the Series A Preferred Stock, all assets distributed to the holders of the Series A Preferred Stock and any other series of preferred stock equal in rank with the Series A Preferred Stock will be distributed ratably so that the amount of assets distributed per share of Series A Preferred Stock and such other series of preferred stock equal in rank with the Series A Preferred Stock shall in all cases bear to each other the same ratio that the liquidation preference per share on the Series A Preferred Stock and on such other series of preferred stock bear to each other. Written notice of any such liquidation, dissolution or winding up of Digirad, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series A Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of Digirad. After payment of the full amount of the liquidation preference, plus any accumulated and unpaid dividends to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of Digirad’s remaining assets. If Digirad converts into or consolidates or merges with or into any other corporation, trust or entity, effect a statutory share exchange or sell, lease, transfer or convey all or substantially all of its property or business, Digirad will not be deemed to have liquidated, dissolved or wound up.
Ranking
The Series A Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon Digirad’s liquidation, dissolution or winding up:
● senior to all classes or series of Common Stock and to all other equity securities issued by Digirad other than equity securities referred to in the next two bullet points below;
● on parity with all equity securities issued by Digirad with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon Digirad’s liquidation, dissolution or winding up;
● junior to all equity securities issued by Digirad with terms specifically providing for ranking senior to the Series A Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon Digirad’s liquidation, dissolution or winding up (please see the section entitled “Voting Rights” below); and
● effectively junior to all of Digirad’s existing and future indebtedness (including indebtedness convertible to Common Stock or preferred stock) and to any indebtedness and other liabilities of (as well as any preferred equity interests held by others in) Digirad’s existing subsidiaries.

Voting Rights
Holders of the Series A Preferred Stock will not have any voting rights, except as described below or otherwise required by law.
Whenever dividends on any shares of Series A Preferred Stock are in arrears for six or more consecutive quarters, then the holders of those shares together with the holders of all other series of preferred stock equal in rank with the Series A Preferred Stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote separately as a class for the election of a total of two additional directors to Digirad’s board of directors.
The election of these directors will take place at a special meeting called upon the written request of the holders of record of at least 20% of the Series A Preferred Stock and the holders of record of at least 20% of any class or series of preferred stock equal in rank with the Series A Preferred Stock which like voting rights have been conferred and are exercisable (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of Digirad stockholders in which case, such vote will be held at the earlier of the next annual or special meeting of Digirad stockholders) or at the next annual meeting of Digirad stockholders, and at each subsequent annual or special meeting until all dividends accumulated from past dividend periods and the then current dividend period have been paid (or declared and a sum sufficient for payment set apart). A quorum for any such meeting will exist if at least a majority of the total outstanding shares of Series A Preferred Stock and shares of preferred stock equal in rank with the Series A Preferred Stock entitled to like voting rights are represented in person or by proxy at that meeting. The directors elected as described above shall be elected upon the affirmative vote of a plurality of the votes cast by the holders of shares of Series A Preferred Stock and preferred stock equal in rank with the Series A Preferred Stock voting separately as a single class, present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock have been paid in full or declared or set apart for payment in full the holders of the Series A Preferred Stock shall be divested of the right to elect directors and, if all dividend arrearages have been paid in full or declared and set apart for payment in full on all series of preferred stock entitled to like voting rights, the term of office of each director so elected shall terminate. Any director so elected may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series A Preferred Stock having the voting rights described above, voting separately as a single class with all classes or series of preferred stock entitled to like voting rights. So long as a dividend arrearage continues, any vacancy in the office of a director elected as described above may be filled by written consent of the director elected as described above who remains in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series A Preferred Stock when they have the voting rights described above, voting separately as a single class with all classes or series of preferred stock entitled to like voting rights. These directors shall each be entitled to one vote per director on any matter.
If a special meeting is not called by Digirad within 30 days after request from the holders of Series A Preferred Stock, then the holders of record of at least 20% of the outstanding Series A Preferred Stock may designate a holder to call the meeting at the expense of Digirad and such meeting may be called by the holder so designated upon notice similar to that required for annual meetings of stockholders and shall be held at the place designated by the holder calling such meeting. Digirad shall pay all costs and expenses of calling and holding any meeting and of electing directors as described above, including, without limitation, the cost of preparing, reproducing and mailing the notice of such meeting, the cost of renting a room for such meeting to be held, and the cost of collecting and tabulating votes.

So long as any shares of Series A Preferred Stock remain outstanding, Digirad will not, without the affirmative vote or consent of the holders of at least a majority of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal the provisions of Digirad’s charter, including the articles supplementary designating the Series A Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock. However, with respect to the occurrence of any event listed above, so long as the Series A Preferred Stock remains outstanding (or shares issued by a surviving entity in substitution for the Series A Preferred Stock) with its terms materially unchanged, taking into account that upon the occurrence of such an event, Digirad may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series A Preferred Stock. In addition (i) any increase in the number of authorized shares of Series A Preferred Stock, (ii) any increase in the number of authorized preferred stock or the creation or issuance of any other class or series of preferred stock, or (iii) any increase in the number of authorized shares of such class or series, in each case ranking equal with or junior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.
The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.
Conversion
The Series A Preferred Stock is not convertible into or exchangeable for any of Digirad’s other property or securities.
Book-Entry Procedures
The Series A Preferred Stock was initially issued in the form of global securities held in book-entry form. The Depository Trust Company (“DTC”) or its nominee is the sole registered holder of the Series A Preferred Stock. Owners of beneficial interests in the Series A Preferred Stock represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of other interests, including any right to convert or require repurchase of their interests in the Series A Preferred Stock, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and will not be entitled to any rights provided to the holders of the Series A Preferred Stock under the global securities or the articles supplementary. Digirad and any of Digirad’s agents may treat DTC as the sole holder and registered owner of the global securities.
The Series A Preferred Stock, represented by one or more global securities, is exchangeable for certificated securities with the same terms only if:
● DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by Digirad within 90 days; or

● Digirad decides to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).
Information Rights
During any period in which Digirad is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, Digirad will use its best efforts to (i) make available on its corporate investor webpage, copies of the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that Digirad would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if Digirad were subject thereto (other than any exhibits that would have been required) and (ii) promptly, upon request, supply copies of such reports to any holders of Series A Preferred Stock. Digirad will use its best effort to provide the information to the holders of the Series A Preferred Stock within 15 days after the respective dates by which a periodic report on Form 10-K or Form 10-Q, as the case may be, in respect of such information would have been required to be filed with the SEC, if Digirad were subject to Section 13 or 15(d) of the Exchange Act, in each case, based on the dates on which Digirad would be required to file such periodic reports if Digirad were a “non-accelerated filer” within the meaning of the Exchange Act.
No Preemptive Rights
No holders of the Series A Preferred Stock, as holders of Series A Preferred Stock, have any preemptive rights to purchase or subscribe for Common Stock or any other security.
Digirad’s Transfer Agent
The transfer agent for the Series A Preferred Stock and Common Stock is American Stock Transfer & Trust Company. Its address is 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (718) 921-8200.
Dividend Paying Agent
American Stock Transfer & Trust Company will act as the dividend payment agent in respect of the Series A Preferred Stock.
Certain Anti-Takeover Provisions of Delaware General Corporation Law and Digirad’s Governing Documents
Delaware Takeover Statute
Digirad is subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:
● prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

● the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
● on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
● any merger or consolidation involving the corporation and the interested stockholder;
● any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
● subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or
● the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Certificate of Incorporation and Bylaw Provisions
Provisions of Digirad’s Restated Certificate of Incorporation and Amended and Restated Bylaws may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of Digirad by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Digirad to first negotiate with Digirad. These provisions could also limit the price that investors might be willing to pay in the future for shares of Common Stock. These provisions may make it more difficult for Digirad stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of Digirad. The amendment of any of these anti-takeover provisions would require approval by holders of at least two-thirds of Digirad’s outstanding Common Stock entitled to vote.
In particular, Digirad’s Restated Certificate of Incorporation and Amended and Restated Bylaws provide for the following:
No Written Consent of Stockholders
Any action to be taken by Digirad stockholders must be taken and given effect at a duly called annual or special meeting and may not be taken or given effect by written consent.

Special Meetings of Stockholders
Special meetings of Digirad stockholders may be called only by the president, chief executive officer, chairman of the Digirad board of directors, a majority of the members of the Digirad board of directors or Digirad stockholders holding not less than 20% of the total number of votes to be cast at such a meeting.
Advance Notice Requirement
Digirad stockholder proposals to be brought before an annual meeting of Digirad stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be received at Digirad’s principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.
Amendment of Bylaws and Certificate of Incorporation
The approval of not less than two-thirds of the outstanding shares of Digirad capital stock entitled to vote is required to amend the provisions of Digirad’s Amended and Restated Bylaws by stockholder action, or to amend the provisions of Digirad’s Restated Certificate of Incorporation that are described in this section or certain other terms as specified in Digirad’s Amended and Restated Bylaws. These provisions will make it more difficult to circumvent the anti-takeover provisions of Digirad’s Restated Certificate of Incorporation and Digirad’s Amended and Restated Bylaws.
Issuance of Undesignated Preferred Stock
Digirad’s board of directors is authorized to issue, without further action by the stockholders, up to a further 1,500,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Digirad board of directors. The existence of authorized but unissued shares of preferred stock enables Digirad’s board of directors to render more difficult or to discourage an attempt to obtain control of Digirad by means of a merger, tender offer, proxy contest or otherwise.

Protective Amendment
Digirad’s Restated Certificate of Incorporation contains a protective provision (the “Protective Amendment”) to protect Digirad’s significant net operating losses (“NOLs”). The Protective Amendment was approved by Digirad’s stockholders at Digirad’s 2015 Annual Meeting of Stockholders held on May 1, 2015. The Protective Amendment is designed to assist Digirad in protecting the long-term value of its accumulated NOLs by limiting certain transfers of Digirad’s Common Stock. The Protective Amendment’s transfer restrictions generally restrict any direct or indirect transfers of the Common Stock if the effect would be to increase the direct or indirect ownership of the Common Stock by any person from less than 4.99% to 4.99% or more of the Common Stock, or increase the percentage of the Common Stock owned directly or indirectly by a person owning or deemed to own 4.99% or more of the Common Stock. Any direct or indirect transfer attempted in violation of the Protective Amendment will be void as of the date of the prohibited transfer as to the purported transferee. The Protective Amendment also requires any person attempting to become a holder of 4.99% or more of Common Stock to seek the approval of Digirad’s board of directors. This may have an unintended “anti-takeover” effect because Digirad’s board of directors may be able to prevent any future takeover. Similarly, any limits on the amount of Common Stock that a stockholder may own could have the effect of making it more difficult for Digirad stockholders to replace Digirad’s management. Additionally, because the Protective Amendment may have the effect of restricting a Digirad stockholder’s ability to dispose of or acquire Common Stock, the liquidity and market value of Digirad’s Common Stock might suffer.
On April 27, 2018, Digirad filed a Certificate of Amendment to its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which was approved by Digirad’s stockholders at its 2018 Annual Meeting. The Extended Protective Amendment effects a three-year extension to the provisions of the Protective Amendment. The Extended Protective Amendment leaves the Protective Amendment unchanged in all respects, other than to extend the expiration date from May 1, 2018 to May 1, 2021, and to make revisions necessary as a result of the enactment of Public Law 115-97 (commonly referred to as the Tax Cut and Jobs Act) on December 22, 2017.